March 28, 2013

Dear Shareholder,

2013 Annual Meeting of Shareholders

I am pleased to invite you to attend Magna's 2013 Annual Meeting of Shareholders on May 10, 2013 at 10:00 a.m. (Toronto time) at The Westin Prince Hotel, 900 York Mills Road, Toronto, Ontario, Canada.

The business items which will be addressed at the meeting are set out in the notice of annual meeting and accompanying proxy circular. We encourage you to vote your shares in any of the ways described in the proxy circular. As in prior years, those not attending the annual meeting in person can access a live webcast through Magna's website (www.magna.com).

The Board's Areas of Focus in 2012

While the scope of the Board's activities in 2012 was quite broad, the following were the Board's key areas of focus:

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  Strategy - To help drive sustainable, long-term growth, the Board and Executive Management continued to work constructively throughout 2012 to apply a more disciplined and determined approach to corporate strategy. The results of these efforts are evident in the company's enhanced strategic planning processes, product priorities and its heightened focus on technology and innovation.

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  Capital Structure - Magna's capital structure, with significant cash resources, has been an important strategic advantage, particularly during the 2008-2009 recession in North America and the recovery which followed. The lessons learned from the North American experience in 2008-2009 are an important consideration in light of the current industry challenges in Europe. The Board and Executive Management have been working to employ Magna's capital in an efficient and effective way that reflects an appropriate balance between maintaining financial flexibility, investing for future growth and returning capital to shareholders.

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  Allocation of Capital - Magna's capital expenditures are significant - approximately $1.3 billion in 2012 and $1.4 billion planned for 2013. The majority of this is allocated to construction of new facilities, expansion of existing facilities, strategic acquisitions and other investments for future growth in our traditional markets, as well as growing regions such as Asia, Eastern Europe and South America.

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  Return of Capital to Shareholders - In 2012, Magna continued to return capital to shareholders through regular quarterly cash dividends and stock repurchases. A total of $252 million was paid out in dividends in 2012. For the fourth quarter of 2012, the Board approved a 16% increase to the quarterly dividend bringing it to a record $0.32 per Common Share, reflecting the Board's confidence in Magna's future. Additionally, in November 2012, the Board approved a renewal of Magna's normal course issuer bid to purchase up to 12 million Common Shares.

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  Risk Management - Through the transformation of the former Environmental, Health & Safety Committee of the Board into the Enterprise Risk Oversight Committee and the realignment of risk oversight responsibilities among the Board's three standing committees, the Board has been working on enhancing its understanding of Magna's enterprise risks, as well as overseeing a more structured approach to enterprise risk management.

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  Succession Planning & Leadership Development - During 2012, the Board engaged with the Chief Executive Officer and other members of management at multiple meetings to enhance its understanding of the company's processes to develop a "pipeline" of future leaders with the skills and expertise needed to manage a complex global industrial company. The Board also met a number of such future leaders in different settings to gauge their potential. Overall, the Board is satisfied that Magna generally maintains appropriate and effective succession and leadership development plans.

The Board is pleased with Magna's performance in 2012, as reflected in the company's strong financial results, solid operating performance, the continuing confidence demonstrated by the company's customers and the outstanding efforts of Magna's dedicated employees. As you will read in the Compensation Discussion & Analysis section of the proxy circular, executive compensation remains aligned with performance, demonstrating that Magna's decentralized operating system and profit-based compensation system continue to work effectively.

In Closing

The Board thanks shareholders for their support during 2012 and the input received through the engagement meetings held to date. We continue to work hard to build on Magna's success and commend the hard work of every Magna employee in helping to get us there. Magna's management teams at the Divisional, Operating Group and Executive levels deserve recognition for their successful efforts in contributing to Magna's strong results in 2012. While challenges remain, particularly in Europe, the Board is confident about Magna's future.

Late in 2012, another step in Magna's evolution occurred when Frank Stronach retired from the Board of the company which he founded over 55 years ago. The business principles and philosophies instilled by Frank many years ago, which have forged the operating structure and culture that we believe have been the cornerstone of our historical success, will continue to serve as a lasting legacy to Frank's entrepreneurial spirit and vision. On behalf of my fellow Board members and all shareholders, I would like to thank Frank for his vision and many years of dedicated service on the Board.

Sincerely,

/s/ "William L. Young"

William L. Young
Chairman